Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

COVID-19 Relief

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)

This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Basic Company Information — §227.201(a)

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Company Legal Name:	CarStart, Inc.
Jurisdiction of Organization:	Texas
Date of Organization:	12/01/2017
Form of Organization:	Corporation
Physical Address:	3824 Cedar Springs Road #305, Dallas, TX 75219
Issuer Website:	https://carstart.com/

Directors and Officers of the Company — §227.201(b)

Name:	Title:	Start Date:
Kyle Patton	Owner/Director - CEO	12/2017
Oscar Espinosa	Director – President	01/2020
Phil Whiteaker	Director – Vice President	01/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares — §227.201(c)

Name of Holder	Share Class	Percentage Held
Kyle Patton	Common Shares	100%

Description of Company's Business — §227.201(d)

CarStart is a new mobile application platform that allows consumers to purchase roadside assistance, order service and / or repair, and automotive protection plans all at the tap of a button, on-demand, from the convenience of their home or office. The app is free to download, easily navigated and of special note and difference - there are no monthly subscriptions or service fees required. The execution scenario is as follows; once service has been requested on the app, financial transaction is initiated to secure payment, upon verification a licensed and insured mobile Car Specialist is dispatched and attends to the consumer needs on site. Most services that can be performed in a standard brick & mortar service location can be handled in a mobile capacity by our trained specialists. Roadside assistance individuates us from our competitors, which is why we will focus on launching with this component of the business. The mobile application was built like Uber; therefore, consumers pay as they go or only when they require our services. All Car Specialists will be responsible for procuring their own company service van and providing tools and supplies. CarStart Specialists are given 80% of the gross revenue and the remaining 20% is withheld by CarStart. Our key focus in 2020 will be to gain brand recognition in the DFW Metroplex and to develop trust with consumers all while growing the business. Long-term will be to take the DFW model and expand into additional markets, with the final goal being nationwide brand distribution.

Please refer to business plan document attached under Exhibit G.

Number of Employees — §227.201(e)

Number of Employees:	5

Risks & Disclosures — §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as CarStart, Inc. (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose. Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the

Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Dilution

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Loans

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If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Offering Price

The price of the Company's stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Target Offering Amount and Deadline — §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000	08/25/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$249,999	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

In the early stages of a startup, brand awareness is everything. All proceeds will be allocated towards the marketing and branding of CarStart.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses	$2,000	$4,720
Portal Fees	$2,000	$9,999
IT Enhancement	$8,000	$20,280
Marketing	$38,000	$150,000
Debt Payments	$0	$30,000
Operating & Reserves	$0	$25,000
Additional Equipment	$0	$10,000
Total Proceeds:	**$50,000**	**$249,999**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **Yes**

A portion of the funds will be used to pay off the balance of the loan with Farmer's Bank in Arkansas. The balance of the loan is $30,000.

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com

2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering a Revenue Share investment, which will be referred to as the "Revenue Share." The Revenue Share issued by the company will be sold at $1.00 per unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: CarStart, Inc.
Address: 3824 Cedar Springs Road #305, Dallas, TX 75219
State of Organization: Texas
Date Company was Formed: 12/01/2017

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000
Security Type: Revenue Share
Revenue Share Percentage: 8%
Revenue Share Payback Multiple: 1.5x
Payment Frequency: Annually
Security Purchase Price: $1.00
Maturity Duration: 5 years
Shareholder Voting Rights: None
Shareholder Voting Right Limitations: None

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	5,000,000	3,000,000	No

Summary of differences between security offered and outstanding securities:

CarStart has issued 5,000,000 common stock shares, with 2,000,000 common stock shares set aside for investors. As of current date, 3,000,000 shares are held by Kyle Patton, and 2,000,000 shares are still held in the company treasury ready to be sold to investors. These shares do not have voting rights.

Larger investors may have the option to purchase preferred stock OR convertible notes. The details for these options will be looked at case by case. Larger investments will be more lucrative for the investor, such as voting rights and bigger returns.

CURRENT INVESTORS:

CarStart has partnered with IT & Investments company KiwiTech, LLC for the development of IT and technology, as well as access to their vast range of portfolio investors. CarStart contracted with KiwiTech in April of 2019, and has issued 133,334 "warrants" in exchange for IT work. The "Exercise Price" was set at $.3750 and these warrants expire May 4, 2034. As of today, KiwiTech, LLC has not cashed in any of their outstanding warrants.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

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Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt - §227.201(p)

CarStart has a small loan with Farmers Bank in Greenwood, Arkansas. The company took out $75,000 in 2017 as some seed money to get the company started. The company pays around $1200 a month at 9% interest. The current balance of that loan is $30,000. The company is looking to pay off this loan by the end of 2020.

All cash infusion has been provided by the Founder - Kyle Patton.

CarStart has partnered with IT & Investments company KiwiTech, LLC for the development of IT and technology, as well as access to their vast range of portfolio investors. CarStart contracted with KiwiTech in April of 2019, and has issued 133,334 "warrants" in exchange for IT work. The "Exercise Price" was set at $.3750 and these warrants expire May 4, 2034. As of today, KiwiTech, LLC has not cashed in any of their outstanding warrants.

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None

Transactions between the Company and "Insiders" - §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

CarStart is still a very new and young company. When we founded our company two years ago, we started doing fleet services for commercial accounts. We quickly learned that we had a business model here, but that we did not want to pursue "commercial" accounts any longer. So, at the beginning of 2019, we partnered with KiwiTech to build the first Uber style, on-demand mobile app, that allows you to pay as you go for Roadside Assistance, Service, & Repair. So basically we spent all of 2019 focused 100% on the design & build of our new mobile app., and basically started over, focusing entirely on the consumer industry. Yes, this has caused a "stall" on our growth over the past year, but we have since we just launched our new app in January and spent over $150,000 building over the last 10 months, it is time to throw a bunch of marketing and traction at it and relaunch our brand and vision.

From what we have learned by this industry, is that it appears that our net income runs about 20% of our gross revenue. The reason it does so, is because our mechanics are independent operators. They reap the benefits of the work that they provide. The harder they work, the more money they make. So, after their share of proceeds is credited back to their account, CarStart corporate retains the remaining 20% and uses those funds for growth and expansion of the brand.

The main difference from what we are doing today, from what we did yesterday, is we are shifting the money and focus from "sales people," to marketing. We are driving individuals to our mobile app. and currently have eliminated the need for sales people.

Financial Projections:

CarStart has one partner who has helped and will continue to help with our IT buildouts. Collaboratively we have over $150,000 invested to date. We also have several LARGE investors who are ready to invest in our company and our brand once we get our revenue numbers to a certain point. Hopefully, we will have the traction and revenue there by the end of 2020. This is where YOU and Fundopolis comes in. We're trying to get over that final, last leg of our vision.

For 2020, if we JUST raise $100,000, and infuse that money into our current marketing budget, we should generate about $650,000 in revenue. However, if we decide to raise $1,000,000, then we will infuse 60% of that into our current marketing budget and will expect to see upwards towards $4,000,000 or $5,000,000.

CarStart's current business model, is to raise $1,000,000 in 2020, another $6,000,000 by year end of 2021, and another $15,000,000 by of 2022, depending on the number of rounds and investors received.

By the end of year 5 we fully anticipate that our gross revenue will be upwards of $125,000,000, with net profits of around $25,000,000

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events - §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not previously failed to file the reports required by Regulation CF associated with prior raises.